SANDVIK

Our date
2009-04-14
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

09045938

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC
Mail Processing
Section
APR 21 2009
Washington, DC
101

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB's Annual Report for 2008 official, dated 2 April 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

cosip number 800 212 201

SANDVIK

Press Release

Sandvik AB's Annual Report for 2008 official

Sandvik AB's Annual Report for 2008 and The Sandvik World 08/09 have been published today, Wednesday, 2 April 2009. The documents are also available at www.sandvik.com.

The Annual Report comprises the formal financial report, that is, the Board of Directors' report, income statements and balance sheets, with accompanying notes, etc., and is printed in a reduced number of copies for the shareholders who have ordered the printed reports.

The Sandvik World contains in-depth information on operations and is distributed to all shareholders.

Sandviken, 2 April 2009

Sandvik Aktiebolag (publ)

The character of the information is such that it shall be disclosed by Sandvik AB pursuant to the Securities and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 2 April 2009 at 14 pm.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43